December 31, 2019

Robert Sanchez
Chairman and Chief Executive Officer
Ryder Sytem, Inc.
11690 N.W. 105th Street
Miami, FL 33178

       Re: Ryder Sytem, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-04364

Dear Mr. Sanchez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Scott Parker